UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Inseego Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45782B104

(CUSIP Number)

May 26, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45782B104

(1)	NAME OF REPORTING PERSON Bruce A. Karsh
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 2,951,296
	(6)	SHARED VOTING POWER 1,142,168
	(7)	SOLE DISPOSITIVE POWER 2,951,296
	(8)	SHARED DISPOSITIVE POWER 1,142,168

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,464
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
(12)	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104

(1)	NAME OF REPORTING PERSON The Karsh Family Foundation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,142,168
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,142,168
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,168
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
(12)	TYPE OF REPORTING PERSON OO

This Schedule 13G is filed pursuant to Rule 13d-1(h) and constitutes an amendment to the Schedule 13D previously filed by the reporting persons on June 2, 2014, as amended on August 14, 2014, January 26, 2015 and February 26, 2015.

ITEM 1.

(a)	Name of Issuer:

Inseego Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

9645 Scranton Road, Suite 300

San Diego, CA 92121

ITEM 2.

(a)	Name of Persons Filing:

This Schedule 13G is being filed jointly by Bruce Karsh and The Karsh Family Foundation.

(b)	Address of Principal Business Office:

Bruce Karsh:

333 S. Grand Ave., Suite 2800

Los Angeles, CA 90071

The Karsh Family Foundation:

1201 Tower Grove Drive

Beverly Hills, CA 90210

(c)	Citizenship:

Mr. Karsh is a citizen of the United States of America.

The Karsh Family Foundation is a private charitable trust organized under the laws of the state of California.

(d)	Title of Class of Securities:

Common Stock (“Common Stock”)

(e)	CUSIP Number:

45782B104

ITEM 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker or dealer registered under Section 15 of the Act;

(b)	/ / Bank as defined in section 3(a)(6) of the Act;

(c)	/ / Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940, as amended;

(e)	/ / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	/ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ / A parent holding company or control person in accordance with Rule 13-1(b)(ii)(G);

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended;

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940, as amended;

(j)	/ / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

(a)-(c) Amount Beneficially Owned; Percent of Class; Sole or Shared Power to Vote or Direct the Vote:

The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

In accordance with Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended, the percentage for Mr. Karsh is based upon (x) 55,971,423 shares of Common Stock that the Issuer reported outstanding as of May 8, 2017 in its quarterly report on Form 10-Q for the quarterly period ending March 31, 2017, plus (y) 293,047 shares of Common Stock underlying a warrant held by Mr. Karsh. The percentage for the Karsh Family Foundation is based upon the 55,971,423 outstanding shares of Common Stock.

Mr. Karsh is one of two trustees of the Karsh Family Foundation. The other trustee is his wife, Martha L. Karsh. Mr. and Mrs. Karsh share power to vote and dispose of the shares beneficially owned by the Karsh Family Foundation.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 31, 2017

By:	/s/ Bruce A. Karsh
Bruce A. Karsh

The Karsh Family Foundation

By:	/s/ Bruce A. Karsh
Bruce A. Karsh
Authorized Signatory